December 19, 2008
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Kathleen Collins, Accounting Branch Chief

Re:	Symantec Corporation
Form 10-K for the Fiscal Year Ended March 28, 2008
Filed May 21, 2008
Form 10-Q for the Quarterly Period Ended October 3, 2008
Filed November 7, 2008
File no. 0-17781
Ladies and Gentlemen:
     This letter responds to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) set forth in the letter dated December 2, 2008, from Ms. Kathleen Collins to Mr. John W. Thompson of Symantec Corporation (the “Company”). For your convenience, we have set forth below each of the Staff’s comments in italicized text in the same numbered order in which they appear in your letter. The Company’s response to each Staff comment follows immediately after the text of the corresponding comment. References to page numbers in our responses are references to the page numbers in the applicable periodic report.
     The Company is requesting confidential treatment of the response set forth in Attachment A to this letter (as detailed in the Company’s written confidential treatment request accompanying Attachment A, which has been submitted under separate cover), pursuant to Regulation 200.83 of the Commission (17 C.F.R. §200.83).
Form 10-K for the Fiscal Year Ended March 28, 2008
Note 1. Summary of Significant Accounting Policies
Revenue Recognition
Indirect Channel Sales, page 73
1.	We note your response to our prior comment 1 and your disclosures on page 73 where you indicate that for consumer products that include content updates, the Company recognizes revenue over the term of the subscription on a sell-through basis. We further note your disclosures, which state that the Company fully reserves for obsolete products in the distribution channel as an offset to deferred revenue. Please tell us whether the reserve for obsolete inventory relates to the consumer products that include content updates or to all other consumer products. If the latter is the case, then please explain further why you offset deferred revenue for this reserve when the Company recognizes revenue from the sales of all other consumer products on a sell-in basis (assuming inventory levels do not exceed specified levels) and accordingly, there does not appear to be any deferred revenue associated with such sales. Also, please revise your disclosures in the future to clearly indicate to which products the reserve for obsolete inventory relates.
Response:
     The reserve for obsolete inventory relates primarily to consumer products that include content updates, with a nominal amount related to other consumer products. For obsolete inventory related to other consumer products, the reserve is offset to revenue (rather than deferred revenue) since, as the Staff notes, these products are recognized on a sell-in basis. The Company will clarify in future filings that the obsolete inventory offset is to deferred revenue for products with content updates and to revenue for all other products.
2.	With regards to the distributor and reseller sales of consumer products that include content updates, please explain further why you record revenue on a sell-through basis. For instance, tell us whether you defer revenue due to your inability to estimate returns in accordance with SAB Topic 13.A.4.(b) Question 1 and paragraph 6 of SFAS 48. In addition, please tell us how you considered disclosing this information.
Response:
     For consumer products that include content updates, the Company has an obligation to provide content updates to end users on a when-and-if-available basis over the specified term of the arrangement. Most arrangements have a one-year term that starts on the date that the end user purchases the product. As explained on page 73 of the Annual Report on Form 10-K for the fiscal year ended March 28, 2008, the Company recognizes revenue from such consumer sales ratably over the term of the subscription, commencing on the date of sale to an end user. This policy is consistent with the guidance in TPA 5100.70, Effect of Commencement of an Initial Term and Software Revenue Recognition, which provides for recognition of revenue upon the commencement of the term in an analogous situation. The Company’s inability to estimate returns in accordance with SAB Topic 13.A.4 (b) Question 1 and paragraph 6 of SFAS 48 is not the basis for recording revenue on a sell-through method for indirect sales of consumer products that include content updates. The Company will modify its future disclosures to clarify the rationale for this accounting treatment.
3.	We note from your disclosures on page 31 that for consumer products that include content updates, you recognize deferred revenue and inventory for the respective revenue and cost of revenue amounts of unsold product held by the Company’s distributors and resellers. Please explain further what you mean by this disclosure. In this regard, tell us whether you recognize deferred revenue with an offsetting receivable upon shipment to the distributor or tell us whether you only recognize deferred revenue upon sell-through to the end user. Also, tell us how you account for the inventory from product held in the distribution channel. For instance, tell us whether the Company records a reduction to inventory at the time you ship the product to your distributor and if so, tell us what the offset is to this entry. Please provide the accounting entries recorded throughout the sale process (i.e. upon shipment of inventory to the distributor and upon sale to the end-user) and tell us the accounting literature you relied upon for each transaction.
Response:
     The disclosure referenced by the Staff means that for products that include content updates, for which revenue is recognized on a sell-through basis, the amounts related to products that have not been sold through to an end-user are recorded as deferred revenue with an offsetting accounts receivable entry, and the associated costs of revenue are deferred to inventory until the products are ultimately sold through to the end-user. This treatment is similar to the accounting for consignment inventory as discussed in SAB Topic 13.A.2 Question 2. The Company does not separately disclose the amounts of inventory held by distributors because the amounts are not significant. The deferral and amortization of the inventory costs also is consistent with the guidance in Chapter 4, Paragraph 4 of Accounting Research Bulletin No. 43. The Company records accounts receivable and deferred revenue for these transactions because it has a legal right to bill and collect from its distributors and resellers at the time it ships product to the distributor or reseller. As described in the Company’s Annual Report on Form 10-K for the fiscal year ended March 28, 2008 (and as noted by the Staff in its comment letter dated October 27, 2008), when the Company cannot reasonably estimate the amount of excess inventory that will be returned, it offsets deferred revenue against trade accounts receivable for the amount of revenue in excess of the expected inventory levels. This approach is consistent with FASB Concepts Statement No. 6, paragraphs 26 - 36 where the essential characteristics of an asset and a liability do not exist.
     As requested by the Staff, the accounting entries associated with the sales process described above are set forth below:

Upon Shipment to Distributor	Dr	Cr

Accounts Receivable	xxxx
Deferred Revenue		xxxx

Deferred Cost – channel	xxxx
Inventory		xxxx

AR/Deferred Revenue Adj. for excess inventory	Dr	Cr

Deferred Revenue	xxxx
Accounts Receivable		xxxx

Upon Sale to End-User	Dr	Cr

Deferred Revenue	xxxx
Revenue Amortization		xxxx

Cost of Sales Amortization	xxxx
Deferred Cost – channel		xxxx
Note 18. Litigation
4.	We note your response to our prior comment 3 and the breakdown of the Company’s two litigation settlements during the fourth quarter of fiscal 2008. With regards to the litigation that resulted in a settlement gain for the Company, please explain in greater detail the terms of this agreement. For instance, tell us whether the settlement agreement provided the other party with a license to use any of the Company’s products in the future or tell us whether the

Company was granted a license to any of the other party’s products. If so, then tell us how you considered bifurcating the terms of the settlement agreement and how you determined that full gain recognition at the time of settlement was appropriate. In addition, tell us on what specific date the Company received the funds.
Response:
     The Company’s response to the Staff’s comment 4 is set forth in Attachment A, which has been provided to the Staff under separate cover. Confidential treatment has been requested for Attachment A pursuant to Regulation 200.83 of the Commission (17 C.F.R. §200.83).
Exhibits
5.	We note your response to our prior comment 4 indicating that you filed the employment agreements with Messrs. Hughes and Butterfield with the second quarter Form 10-Q filed November 7, 2008. It appears that once you have knowledge that a person is in fact a named executive officer for a completed fiscal year, you must file the employment agreement with the first filing having a material contracts filing requirement pursuant to Item 601(b)(10) of Regulation S-K.
Response:
     The Company acknowledges the Staff’s comment 5.
6.	We are unable to concur with your assertion in response to prior comment 6 that you have complied with the requirements of Item 601(b)(2) of Regulation S-K. A plain language reading of that item requires that you provide a “list briefly identifying the contents of all omitted schedules, together with an agreement to furnish supplementally a copy of any omitted schedule to the Commission upon request.” Thus the merger agreement should include as part of the filing an attachment or similar mechanism that identifies at a glance for use by investors and others the omitted schedules together with an agreement to furnish those schedules upon request. We will not object if you refile Exhibit 2.02 along with the list of omitted schedules and agreement to furnish the omitted schedules with your next periodic report.
Response:
     In response to the Staff’s comment 6, the Company will file Exhibit 2.02 with the Company’s next quarterly report on Form 10-Q. The exhibit will contain a list briefly identifying the contents of all omitted schedules, together with an agreement to furnish on a supplemental basis a copy of any omitted schedule to the Commission upon request.
Form 10-Q for the Quarter Ended October 3, 2008
Note 17. Goodwill, Acquired Product Rights, and Other Intangible Assets, page 12
7.	We note the recent drop in your stock price and market capitalization since the quarter ended October 3, 2008. It appears as though this event may represent an occurrence of a triggering event that may require you to test your goodwill for impairment before your annual test pursuant to paragraph 28 of SFAS 142. Tell us whether the Company has performed (or intends to perform) an interim analysis of goodwill pursuant to this guidance and if so, please tell us how your evaluation of goodwill impairment complies with paragraphs 19 through 22 of SFAS 142. Explain how you determine the fair value of your reporting units and how your estimate of fair value complies with paragraphs 23 through 25 of SFAS 142. Compare the fair value for your reporting units to the Company’s market capitalization, and if materially different, please provide us with the underlying reasons. Alternatively, if you do not believe the decrease in your market capitalization represents a triggering event, then please explain how you concluded as such.
Response:
     In anticipation of the preparation of its quarterly financial statements for the fiscal quarter ending January 2, 2009, and recognizing the potential impact of the recent decline in the market price of its common stock, the Company began an interim impairment analysis of goodwill pursuant to paragraph 19 through 22 of SFAS 142 in mid November 2008. In accordance with paragraphs 19 and 23 through 25 of SFAS 142, the Company is currently in the process of analyzing the fair value of each of its reporting units. Because quoted market prices are not available on a reporting unit basis, the Company is using a discounted cash flows method (the income approach) as the best available technique to estimate the fair value of its reporting units under the first step of the goodwill impairment test. In addition, the market value method is utilized to corroborate the discounted cash flows method.
     Calculating the fair value for a reporting unit requires significant estimates and assumptions by the Company. In applying this methodology, the Company relies on a number of factors, including current and expected future operating results and cash flows, future business plans, and market data. Historically, the Company has reconciled the fair value of the reporting units to its market capitalization.
     In the event that the Company determines that a reporting unit’s fair value is less than its carrying amount, the Company would proceed with the requirements of paragraphs 20 through 22 of SFAS 142. In addition, the Company will compare the fair value of its reporting units to its market capitalization and, if materially different, will perform a reconciliation of these amounts.

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     Please direct any comments or questions regarding this filing to me at (408) 517-7929 or to George Harrington, Chief Accounting Officer of the Company, at (408) 517-7300.
Very truly yours,
/s/ James A. Beer
James A. Beer
Executive Vice President and Chief Financial Officer
Symantec Corporation

cc:	V. Paul Unruh, Chair, Audit Committee of the Board of Directors
John W. Thompson, Chairman and Chief Executive Officer
Scott C. Taylor, Executive Vice President and General Counsel
George Harrington, Senior Vice President, Finance and Chief Accounting Officer
Jana Barsten, KPMG LLP
Daniel J. Winnike, Fenwick & West LLP